March 13, 2006

Via Facsimile

Mr. Amit Pande

Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	MainStreet BankShares, Inc.
Form 8-K
Filed: March 8, 2006
File No. 333-86993

Dear Mr. Pande:

This responds to your letter of March 9, 2006, regarding the above-referenced filing.

MainStreet will file with the Securities and Exchange Commission amended Form 10-QSB reports for the periods ending March 31, 2005; June 30, 2005; and September 30, 2005 on March 13, 2006.

MainStreet acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brenda H. Smith
Brenda H. Smith
Executive Vice President/CFO